Free Writing Prospectus pursuant to Rule 433 dated March 1, 2024

Registration Statement No. 333-272540

Precision BioSciences Announces $40.0 Million Offering of Common Stock and Warrants

DURHAM, N.C.—March 1, 2024 – Precision BioSciences, Inc. (Nasdaq: DTIL) (“Precision”), an advanced gene editing company utilizing its novel proprietary ARCUS® platform to develop in vivo gene editing therapies for sophisticated gene edits, including gene insertion, excision, and elimination, today announced that it has agreed to sell to the public by way of an underwritten offering 2,500,000 shares of its common stock and accompanying warrants to purchase up to 2,500,000 shares of common stock at a combined offering price of $16.00 price per share, for total gross proceeds of $40.0 million, before deducting underwriting discounts and commissions. The warrants have an exercise price of $20.00 per share and are exercisable immediately and will expire five years following the date of issuance. The financing consisted of participation from leading life sciences investors, including Perceptive Advisors, Janus Henderson Investors, Aquilo Capital Management, LLC and LYFE Capital.

In addition, Precision BioSciences has granted the underwriter a 30-day option to purchase up to an additional 375,000 shares of its common stock and/or warrants to purchase up to 375,000 shares of common stock, at the combined public offering price and less underwriting discounts and commissions. The offering is expected to close on or about March 5, 2024, subject to customary closing conditions. All shares of common stock and accompanying warrants to be sold in the offering will be sold by Precision. Precision BioSciences intends to use the net proceeds of the offering to help fund ongoing and planned research and development, and for working capital and general corporate purposes.

Guggenheim Securities, LLC is acting as sole book-running manager for the offering.

The securities described above were offered by means of a prospectus supplement dated March 1, 2024, and accompanying prospectus dated June 15, 2023, forming part of Precision’s effective shelf registration statement (File No. 333-272540). The prospectus supplement and accompanying prospectus relating to this offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may also be obtained, when available, by contacting: Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities in this offering in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Precision BioSciences, Inc.

Precision BioSciences, Inc. is an advanced gene editing company dedicated to improving life (DTIL) with its novel and proprietary ARCUS® genome editing platform that differs from other technologies in the way it cuts, its smaller size, and its simpler structure. Key capabilities and differentiating characteristics may enable ARCUS nucleases to drive more intended, defined therapeutic outcomes. Using ARCUS, Precision’s pipeline is comprised of in vivo gene editing candidates designed to deliver lasting cures for the broadest range of genetic and infectious diseases where no adequate treatments exist.

Forward-Looking Statements

Certain statements contained in this press release, including those relating to the timing and size of the offering, the grant of the option to purchase additional shares of common stock and/or warrants, the anticipated total gross proceeds from the offering and other statements relating to the proposed offering, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties associated with the consummation of the proposed offering, uncertainties related to market conditions, the satisfaction of customary closing conditions related to the proposed offering, the completion of the offering on the anticipated terms or at all, general economic conditions and other risks identified from time to time in the reports Precision files with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and the preliminary prospectus supplement and accompanying prospectus related to the proposed offering to be filed with the SEC, which are available at www.sec.gov. The forward-looking statements in this press release speak only as of the date of this document, and Precision undertakes no obligation to update or revise any of the statements. Precision’s business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Investor and Media Contact:
Naresh Tanna

Vice President of Investor Relations

Naresh.tanna@precisionbiosciences.com